Exhibit 99.1

News Release

Stantec to deliver concept design for raising

Warragamba Dam west of Sydney

Stantec will provide design services for the WaterNSW dam raise and flood mitigation project

EDMONTON, AB; NEW YORK, NY; SYDNEY, NSW (March 15, 2018) TSX, NYSE:STN

Stantec, a global engineering, consulting and construction firm, along with joint venture partner GHD has been awarded a $14.5 million design services contract by WaterNSW for the Warragamba Dam Raise west of Sydney in New South Wales, Australia.

The Warragamba Dam Raising Concept Design will look to increase the height of the existing dam, allowing it to be used for flood mitigation purposes that will benefit the downstream community. Since 1960, twenty moderate to major significant floods have impacted the Hawkesbury-Nepean Valley.

“We are proud to work with WaterNSW on this exciting project and have assembled a technical team who bring experience from dam raise projects completed around the world,” said Ashok Sukumaran, Stantec’s General Manager for Water in Australia. “This mix of local and international expertise will deliver a complex design that meets safety standards and optimizes the dam configuration for the purposes of flood mitigation.”

The services provided by the partnership of Stantec and GHD will include developing a cost-effective and safe design for raising Warragamba Dam, while addressing and mitigating any project impacts. The Stantec and GHD team combines relevant water infrastructure and engineering experience to create innovative designs with proven technologies. Design services for the Warragamba Dam Raising Concept are expected to be completed by early 2019.

“Delivery for complex dams and hydropower projects is one of Stantec’s core strengths and we are proud to be able to bring the best of Stantec’s global expertise in dam raise design to a major client in Australia,” said Mario Finis, global leader of WaterPower & Dams for Stantec.

Stantec has nearly 100 years of hydropower and dam experience including feasibility studies, detailed design and construction management from more than 5,000 dam projects around the world. For more information about Stantec waterpower and dams expertise and projects, visit www.stantec.com/hydro.

For more information about the Warragamba Dam Raising Concept Design, visit: waternsw.com.au/wdr

About Stantec

Communities are fundamental. Whether around the corner or across the globe, they provide a foundation, a sense of place and of belonging. That’s why at Stantec, we always design with community in mind.

We care about the communities we serve—because they’re our communities too. We’re designers, engineers, scientists, and project managers, innovating together at the intersection of community, creativity, and client relationships. Balancing these priorities results in projects that advance the quality of life in communities across the globe. Stantec trades on the TSX and the NYSE under the symbol STN. Visit us at stantec.com or find us on social media.

Cautionary Note Regarding Forward-Looking Statements

This news release contains forward-looking statements regarding the project described above, including statements regarding Stantec’s role and involvement on the project. Forward-looking statements also include any other statements that do not refer to historical facts. By their nature, forward-looking statements are based on assumptions and subject to inherent risks and uncertainties. There is a risk that the project described above may be delayed, cancelled, suspended or terminated. This could cause future results to differ materially from the forward-looking statements made in this news release. Except as may be required by law, Stantec undertakes no obligation to publicly update or revise any forward-looking statements. Forward-looking statements are provided herein for the purpose of giving information about the proposed contract referred to above and its expected impact. Readers are cautioned that such information may not be appropriate for other purposes.

Stantec Media Contact	Stantec Investor Contact
Danny Craig	Cora Klein
Stantec Media Relations	Stantec Investor Relations
Ph: 949-923-6085	Ph: 780-969-2018
danny.craig@stantec.com	cora.klein@stantec.com

Design with community in mind